EXHIBIT 99.10

Press Release

South Africa: Total Makes Second Significant

Gas Condensate Discovery

Paris, October 28, 2020 – Total has made a significant gas condensate discovery on the Luiperd prospect, located on Block 11B/12B in the Outeniqua Basin, 175 kilometers off the southern coast of South Africa. This discovery follows the adjacent play opening Brulpadda discovery in 2019, which proved a significant new petroleum province in the region.

The Luiperd well was drilled to a total depth of about 3,400 meters and encountered 73 meters of net gas condensate pay in well-developed good quality Lower Cretaceous reservoirs. Following a comprehensive coring and logging program the well will be tested to assess the dynamic reservoir characteristics and deliverability.

“We are very pleased with this second discovery and its very encouraging results, which prove the world-class nature of this offshore gas play,” said Arnaud Breuillac, President Exploration & Production at Total. ‘’With this discovery and the successful seismic acquisitions, Total and its partners have acquired important data on the Paddavissie fairway, which will help to progress development studies and engage with South African authorities regarding the possible conditions of the gas commercialization.”

The Block 11B/12B covers an area of 19,000 square kilometers, with water depths ranging from 200 to 1,800 meters. It is operated by Total with a 45% working interest, alongside Qatar Petroleum (25%), CNR international (20%) and Main Street, a South African consortium (10%).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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